China Ceramics Co., Ltd.	Craigmur Chambers Road Town Tortola, British Virgin Islands
October 4, 2011

James D. Dunning, Jr. 2 Sutton Place South Apt 17D New York, NY 10022 Gregory E. Smith 1401 NE 70th Street Oklahoma City, OK 73111	Alan G. Hassenfeld The Owen Building 101 Dyer Street Suite 401 Providence, RI 02903

Gentlemen:

This morning, China Ceramics Co., Ltd. (CCCL) has become of aware of certain communications between your group (the “Dunning Group”) and certain of CCCL’s other shareholders.  We are writing you this letter to clarify what we understand the facts to be and intend on filing this letter publicly.

On September 26, 2011, CCCL received an unsolicited proposal from the Dunning Group to take CCCL private and on September 28, 2011, the Board of Directors of CCCL, after a meeting of the Board of Directors was held to specifically discuss the proposal and an appropriate response, responded that the Board of Directors did not believe that such a proposal was in the best interest of CCCL and its shareholders at the current time, and that the major shareholder of CCCL had indicated that he did not wish to roll his shares into a going private transaction..

What was not included in these communications was that on July 8, 2011, two representatives of the Dunning Group hand delivered a detailed and specific going private proposal to Mr. Huang Jia Dong, Chief Executive Officer, Su Wei Feng, Secretary and General Counsel, and Edmund Hen Man, Chief Financial Officer, at CCCL’s offices in Jinjiang.  A detailed presentation in English and Chinese was made, the written portion of which we would not object to your releasing to the public, and discussion was then conducted by the representatives of the Dunning Group.  One of the representatives present requested that the presentation proposal be kept confidential from the other directors of CCCL.   On July 13, the representatives of the Dunning Group and three representatives from Macquarie toured CCCL’s plant and facilities.  In late July, Mr. Huang replied to the Dunning Group and Macquarie that he did not believe that the proposed going private transaction was in the long term interests of CCCL and its shareholders, and that the largest shareholder in CCCL was not interested in rolling his shares into such a going private transaction.

A short time after receiving Mr. Huang’s communication, James Dunning, a member of the Dunning Group, contacted Paul Kelly, Non-executive Chairman of CCCL, and asked Mr. Kelly to support a going private transaction sponsored by the Dunning Group.  Mr. Kelly indicated that any such proposal should be submitted, in concrete detail, to the Board of Directors for its review and decision.

Therefore, the Board of Directors had already received a specific going private proposal from the submitters of the September 26, 2011 letter and the Board’s reply of September 28, 2011, was predicated upon familiarity and understanding of the intentions of the submitters of the letter of September 26, 2011.  We hope that any future communications with our shareholders accurately describe the events as they occurred.

Sincerely,

/s/ Huang Jia Dong
Huang Jia Dong, Chief Executive Officer
China Ceramics Co., Ltd.

/s/ Paul K. Kelly
Paul K. Kelly, Non-executive Chairman
On behalf of the Board of Directors,
China Ceramics Co., Ltd.